Exhibit 99

January 04, 2025

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Disclosure

We would like to intimate the following:

1)

The Bank’s average advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 26,276 billion for the December 2024 quarter, a growth of around 7.6% over ₹ 24,414 billion for the December 2023 quarter, and a growth of around 2.5% over ₹ 25,639 billion for the September 2024 quarter.

The Bank’s period end advances under management (advances grossing up for inter-bank participation certificates, bills rediscounted and securitisation / assignment) were ₹ 26,840 billion as of December 31, 2024, a growth of around 6.1% over ₹ 25,287 billion as of December 31, 2023, and a growth of around 1.9% over ₹ 26,334 billion as of September 30, 2024. On a year-on-year basis, retail loans grew by around 10.0%; commercial & rural banking loans grew by around 11.5%; and corporate & other wholesale loans were lower by around 10.3% over December 31, 2023.

The Bank’s period end gross advances aggregated to approximately ₹ 25,425 billion as of December 31, 2024, a growth of around 3.0% over ₹ 24,693 billion as of December 31, 2023.

During the quarter ended December 31, 2024, the Bank securitised / assigned loans of ₹ 216 billion (year to date ₹ 463 billion) as a strategic initiative.

2)

The Bank’s average deposits were ₹ 24,527 billion for the December 2024 quarter, a growth of around 15.9% over ₹ 21,171 billion for the December 2023 quarter, and around 4.2% over ₹ 23,540 billion for the September 2024 quarter.

The Bank’s average CASA deposits were ₹ 8,176 billion for the December 2024 quarter, a growth of around 6.0% over ₹ 7,711 billion for the December 2023 quarter, and around 1.1% compared to ₹ 8,084 billion for the September 2024 quarter.

The Bank’s average time deposits were ₹ 16,351 billion for the December 2024 quarter, a growth of around 21.5% over ₹ 13,460 billion for the December 2023 quarter, and a growth of around 5.8% over ₹ 15,456 billion for the September 2024 quarter, reflecting customer preference for time deposits.

The Bank’s period end deposits were ₹ 25,635 billion as of December 31, 2024, a growth of around 15.8% over ₹ 22,140 billion as of December 31, 2023, and a growth of around 2.5% over ₹ 25,001 billion as of September 30, 2024.

The Bank’s period end CASA deposits were ₹ 8,725 billion as of December 31, 2024, a growth of around 4.4% over ₹ 8,356 billion as of December 31, 2023, and were lower by around 1.2% over ₹ 8,836 billion as of September 30, 2024.

The Bank’s period end time deposits were ₹ 16,910 billion as of December 31, 2024, a growth of around 22.7% over ₹ 13,783 billion as of December 31, 2023, and a growth of around 4.6% over ₹ 16,165 billion as of September 30, 2024.

3)	Key business volumes are as under:

Key figures (₹ billion)	31-Dec-23	30-Sep-24	31-Dec-24	QoQ	YoY

Advances under management*
Average	24,414	25,639	26,276	2.5%	7.6%
Period end	25,287	26,334	26,840	1.9%	6.1%

Gross advances – Period end	24,693	25,190	25,425	0.9%	3.0%

Deposits – Average	21,171	23,540	24,527	4.2%	15.9%
CASA deposits	7,711	8,084	8,176	1.1%	6.0%
Time deposits	13,460	15,456	16,351	5.8%	21.5%

Deposits – Period end	22,140	25,001	25,635	2.5%	15.8%
CASA deposits	8,356	8,836	8,725	(1.2%)	4.4%
Time deposits	13,783	16,165	16,910	4.6%	22.7%

*	gross of inter-bank participation certificates, bills rediscounted and securitisation / assignment

The results of the Bank as of December 31, 2024, will be subject to a limited review by the statutory auditors of the Bank.

We request you to bring the above to the notice of all concerned.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary and Head – Group Oversight